UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                      Diversified Product Inspections, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                              (Title of Securities)


                                    255323107
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                                 (CUSIP Number)


        Jan Telander c/o Sofcon Ltd, 60 Market Square Belize City, Belize
                                 01134609574402)
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  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 April 30, 2003
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  255323107
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1        Names of Reporting Persons
         IRS Identification Nos. of Above Persons

         Jan Telander

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2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      Not Applicable

         (b)      [X]

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3        SEC Use Only


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4        Source of Funds  PF


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5.       Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
         2(d) or 2(e)

         Not Applicable

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization    Sweden


--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person (*) With:

7        Sole Voting Power         141,150

8        Shared Voting Power       1,085,197

9        Sole Dispositive          141,150

10       Shared Dispositive Power  1,085,197

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,226,347


--------------------------------------------------------------------------------
12.      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares
         (See Instructions) Not Applicable

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (9)

         8.19%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN

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(*) As of January 26, 2004

CUSIP No.  255323107
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          IRS Identification Nos. of Above Persons

          EIG Venture Capital LTD

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      Not Applicable

         (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization    Sweden


--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person (*)With:

7        Sole Voting Power         0

8        Shared Voting Power       1,085,197

9        Sole Dispositive          0

10       Shared Dispositive Power  1,085,197

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,085,197


--------------------------------------------------------------------------------
12.      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares
         (See Instructions) Not Applicable

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (9)

         7.25%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO

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(*) As of January 26, 2004

CUSIP No.  255323107
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         IRS Identification Nos. of Above Persons

         EIG Capital Investments Ltd

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      Not Applicable

         (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds

         AF

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization    Sweden


--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person (*)With:

7        Sole Voting Power         0

8        Shared Voting Power       1,085,197

9        Sole Dispositive          0

10       Shared Dispositive Power  1,085,197

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,085,197


--------------------------------------------------------------------------------
12.      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares
         (See Instructions) Not Applicable

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (9)

         7.25%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO

--------------------------------------------------------------------------------
(*) As of January 26, 2004

CUSIP No.  255323107
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         IRS Identification Nos. of Above Persons

         Sofcon Ltd

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      Not Applicable

         (b) [X]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds

         AF

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not Applicable

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization    Sweden


--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person (*)With:

7        Sole Voting Power         0

8        Shared Voting Power       1,085,197

9        Sole Dispositive          0

10       Shared Dispositive Power  1,085,197

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,085,197


--------------------------------------------------------------------------------
12.      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares
         (See Instructions) Not Applicable

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (9)

         7.25%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO

--------------------------------------------------------------------------------
(*) As of January 26, 2004

ITEM 1.           SECURITY AND ISSUER.

This statement relates to the Common Stock of Diversified Product Inspections, Inc. a Florida corporation. The principal executive offices of Diversified Product Inspections, Inc. are located at 3 Main Street Oak Ridge, TN 37830. The phone number is (865) 482-8480.


ITEM 2.           IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

      a.    Name: Jan Telander

      b.    Address: c/o Sofcon, 60 Market Square, Belize City, Belize.

      c.    Present Occupation: Financial Analyst

      d. Mr. Telander has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e. Mr. Telander was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f.    Citizenship. Sweden


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable

ITEM 4.           PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. Except as set forth above, the Reporting Person does not have any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Mr. Telander is considered the beneficial owner of a total of 1,226,347 shares of Diversified Product Inspections, Inc. Common Stock, representing approximately 8.19% of all issued and outstanding shares. Mr. Telander has not engaged in any transactions of the Company's common stock within 60 days prior to the date hereof. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Telander.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting person is a principal of Sofcon Limited which, on April 25, 2002, entered into a convertible debenture agreement and equity line agreement with Diversified Product Inspections, Inc. A description of the transaction can be reviewed in the Company's Form SB-2/A filed with the Commission on October 3, 2002 - File No. 333-98763.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


10.3 Subscription Agreement between Sofcon Limited and the Company dated April 25, 2002 filed as Exhibit 10.3 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.4      Security  Agreement  dated April 25, 2002 filed as Exhibit 10.4 to the
          Company's   registration   statement  on  Form  SB-2  filed  with  the
          Commission on August 27, 2002 and incorporated by reference herein

10.5      Warrant  related to  debentures  dated April 25, 2002 filed as Exhibit
          10.5 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.6 6% Convertible Debenture dated April 25, 2002 filed as Exhibit 10.6 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.7 Registration Rights Agreement related to the Company's convertible debenture dated April 25, 2002 between Sofcon Limited and the Company filed as Exhibit 10.7 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.8      Escrow  agreement  related to the Company's 6%  convertible  debenture
          dated  April  25,  2002  filed  as  Exhibit  10.8  to  the   Company's
          registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.9 Investment Agreement dated April 25, 2002 between Sofcon Limited and the Company filed as Exhibit 10.9 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.10 Registration Rights Agreement related to the Company's equity line of credit dated April 25, 2002 between Sofcon Limited and the Company filed as Exhibit 10.10 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.11 Escrow agreement related to the Company's equity line of credit dated April 25, 2002 filed as Exhibit 10.11 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.12     Warrant  related  to the  Company's  equity  line of  credit  filed as
          Exhibit 10.12 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

10.13     Amendment  No.  1 to the  Company's  Subscription  Agreement  filed as
          Exhibit 10.13 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein


10.14     Amendment  No.  2 to the  Company's  Subscription  Agreement  filed as
          Exhibit 10.14 to the Company's registration statement on Form SB-2 filed with the Commission on August 27, 2002 and incorporated by reference herein

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2004

                                           /s/ Jan Telander
                                           -----------------------------------
                                            Jan Telander